PRESS RELEASE
CZN-TSX CZICF-OTCBB	FOR IMMEDIATE RELEASE June 2, 2010

PRAIRIE CREEK ENVIRONMENTAL ASSESSMENT ADVANCES TO NEXT STAGE NEW CHIEF FINANCIAL OFFICER APPOINTED

Vancouver, British Columbia, June 2, 2010 - Canadian Zinc Corporation (TSX: CZN; OTCBB: CZICF) (the “Company” or “Canadian Zinc”) is pleased to report that the Mackenzie Valley Environmental Impact Review Board has determined that the Company’s Developer’s Assessment Report is in conformity with the Terms of Reference and that the environmental assessment of the Prairie Creek Mine can now proceed to the next phase.

Prairie Creek Mine Environmental Assessment

In March 2010, the Company submitted its Developer’s Assessment Report (“DAR”) to the Mackenzie Valley Environmental Impact Review Board (“Review Board”) as part of the Prairie Creek Mine Environmental Assessment (“EA”) process. The DAR is a comprehensive report compiled by the Company and its consultants incorporating detailed mine site studies relating to specific aspects of the proposed operation, as required by the Terms of Reference issued by the Review Board in June 2009.

Canadian Zinc also submitted an Addendum to the DAR on May 20, 2010 to provide further information on selected aspects of the proposed operation requested by the Review Board.

On May 28, 2010, the Review Board determined that the DAR is now in conformity with the Terms of Reference and that the environmental assessment of the Prairie Creek Mine can proceed to the next analytical stage.

Work Plan and Timetable

An updated Work Plan for the next stage of the environmental assessment has now been issued by the Review Board.  The Work Plan outlines the proposed schedule for the EA and includes information requests, possible technical sessions and public hearings.

As described in the updated Work Plan, the next milestone in the analytical phase of the EA is the opportunity for participants to submit information requests. The purpose of an information request is to seek clarification on specific aspects of the Prairie Creek project to better understand and assess any environmental impacts of the project.

The Work Plan timetable indicates completion of review and hearings by year-end and a decision from the Review Board by March 2011.

A complete copy of the documents relating to the Prairie Creek Mine Environmental Assessment is available for inspection on the Review Board website at http://www.reviewboard.ca/registry/ (reference Canadian Zinc Corporation EA0809-002).

Appointment of Chief Financial Officer and Grant of Options

Canadian Zinc is pleased to announce the appointment of Carlos Escribano CGA as Vice President, Finance and Chief Financial Officer of the Company.

Mr. Escribano, who will be based in Vancouver, is a Certified General Accountant of British Columbia and has previously been employed by a number of mineral resource companies where he has held progressive accounting and financial positions.  He has been granted employee stock options on 300,000 shares, vesting over two years, exercisable at $0.45 per share for five years.

The Prairie Creek Mine:

Canadian Zinc’s principal focus is to advance the Prairie Creek Mine, a zinc/lead/silver property located in the Northwest Territories of Canada, towards production.  The Prairie Creek Property hosts total Measured and Indicated Resources of 5,840,329 tonnes grading 10.71% zinc, 9.90% lead, 0.326% copper, and 161.12 grams silver per tonne,  a large Inferred Resource of 5,541,576 tonnes grading 13.53% zinc, 11.43% lead, 0.514% copper and 215 grams silver per tonne and additional exploration potential.  The Mine is partially developed with an existing 1,000 tonne per day mill and related infrastructure.

In May 2008, the Company applied to the Mackenzie Valley Land and Water Board (“MVLWB”) for a Type “A” Water Licence and three Type “A” Land Use Permits (“LUPs”); one for the operation of the Prairie Creek Mine and the other two for Transfer Facilities along the road which connects the mine to the Liard Highway.  A detailed Project Description Report (“PDR”) was filed with the MVLWB as part of the permit applications.

The proposed development and operation of the Prairie Creek Mine Project is currently undergoing Environmental Assessment by the Mackenzie Valley Environmental Impact Review Board.  When in production the Mine will create employment for about 225 people and business opportunities for the local communities in the Dehcho region of the Northwest Territories.

Cautionary Statement - Forward Looking Information
This press release contains certain forward-looking information.  This forward looking information includes, or may be based upon, estimates, forecasts, and statements as to management’s expectations with respect to, among other things, the issue of permits,  the size and quality of the company’s mineral resources, future trends for the company, progress in development of mineral properties, future production and sales volumes of VGM, capital costs, mine production costs, demand and market outlook for metals, future metal prices and treatment and refining charges, the timing of exploration, development and mining activities and the financial results of the company.  There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company does not currently hold a permit for the operation of the Prairie Creek Mine.  Mineral resources that are not mineral reserves do not have demonstrated economic viability.  Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves.  There is no certainty that mineral resources will be converted into mineral reserves.

Cautionary Note to United States Investors
The United States Securities and Exchange Commission (“SEC”) permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  We use certain terms in this press release, such as “measured,” “indicated,” and “inferred” “resources,” which the SEC guidelines prohibit U.S. registered companies from including in their filings with the SEC.  U.S. Investors are urged to consider closely the disclosure in our Form 20-F which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

For further information contact:
John F. Kearney	Alan B. Taylor
Chairman	VP Exploration & Chief Operating Officer
(416) 362- 6686	(604) 688- 2001
Suite 700 – 220 Bay Street Toronto, ON M5J 2W4 Tel: (416) 362-6686 Fax: (416) 368-5344	Suite 1710-650 West Georgia Street, Vancouver, BC V6B 4N9 Tel: (604) 688-2001 Fax: (604) 688-2043 Tollfree:1-866-688-2001
E-mail: invest@canadianzinc.com      Website:  www.canadianzinc.com